Ad 8-31-2004

04016619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 8-26-04

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED AUG 2 6 2004 WASH. D.C. SEC

SEC FILE NUMBER
8- 38311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windham Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7215 Charmant Dr #924
(No. and Street)

San Diego (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Schacher 858-450-3404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Heather L
(Name – *if individual, state last, first, middle name*)

2178 Historic Decatur Rd #33 (Address), San Diego (City) CA (State) 92106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Schacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windhorn Securities, Inc, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

[signature] 8/25/04

Signature

President/CEO

Title

Please see attached California Jurat Statement.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Statement

Subscribed and sworn to (or affirmed) before me this 25th day of August, 2004 by Andrew Schacher.

STEFANIE A. EBERHART
Commission # 1412632
Notary Public - California
San Diego County
My Comm. Expires Apr 20, 2007

Stefanie A. Eberhart, Notary Public

My Commission Expires: April 20, 2007

Document Description/Type: US SEC Annual Audited Report Form X-17A-5 Part III

Document Date: August 25, 2004

Total Pages: 2 Total

WINDHAM SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

JUNE 30, 2004

WINDHAM SECURITIES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
JUNE 30, 2004

CONTENTS

Heather Moore, CPA
2178 Historic Decatur Rd #33
San Diego, CA 92106

To the Officers of
Windham Securities, Inc.
San Diego, California

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Windham Securities, Inc. as of June 30, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Securities, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heather Moore, CPA

Heather Moore, CPA

San Diego, California
August 24, 2004

WINDHAM SECURITES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash	$	24,014
Clearing deposit		50,000
Commissions receivable – net		2,991
Total assets	$	77,005

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities			
Accounts payable and accrued expenses		$	3,580
Stockholder's equity			
Common stock, $1 par value			
Authorized:	1,000 shares		
Issued and outstanding:	225 shares		225
Additional paid-in capital			484,322
Accumulated deficit			(411,122)
Total stockholder's equity			73,425
Total liabilities and Stockholder's equity		$	77,005

WINDHAM SECURITES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2004

Revenues	
Commissions and brokerage	118,787
Gain on sale of securities	16,000
Other income	2,500
Total revenues	137,287
Expenses	
Compensation and benefits	16,130
Clearing and execution charges	39,122
Commission	29,768
Professional fees	28,630
Rent	16,200
Regulatory fees	13,282
Meals and entertainment	11,247
Communications	3,268
Miscellaneous	4,611
Total expenses	162,258
Net loss	$ (24,971)

WINDHAM SECURITES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance – July 1, 2003	$ 200	$ 455,247	$ (386,151)	$ 69,296
Issuance of common stock – at par	$ 25	-	-	$ 25
Additional paid-in capital	-	$ 29,075	-	$ 29,075
Net loss	-	-	$ (24,971)	$ (24,971)
Balance – June 30, 2004	$ 225	$ 484,322	$ (411,122)	$ 73,425

WINDHAM SECURITES, INC.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITES		
Net loss	$	(24,971)
Adjustments to reconcile net loss to net cash used for operating activities:		
(Increase) decrease in assets:		
Commissions receivable - net		5,587
Securities owned, at fair value		6,000
Receivable from officer		12,000
Other assets		6,278
Increase (decrease) in liabilities:		
Accounts payable and accrued expense		(11,596)
Net cash used for operating activities		(6,702)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		25
Additional paid-in capital		29,075
Net cash provided by financing activities		29,100
Net increase in cash		22,398
Cash at beginning of year		1,616
Cash at end of year	$	24,014

Note 1 – Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Windham Securities, Inc. (the "Company") was incorporated on July 19, 1987, in the State of Delaware, under the name Oakmont Equities, Inc. It later changed its name to M.J. Sterling & Co., Ltd. and then to Windham Securities, Inc.

The Company operates under the provisions of Paragraph k(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule.

(b) Revenue Reconciliation

Securities transactions are recorded on a settlement-date basis, generally the third business day following the transaction date. There are no material differences between the trade and settlement dates.

(c) Securities Owned

Marketable securities are valued at market value, securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in income.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Income Taxes

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company's net operating loss of approximately $411,000 gives rise to a tax benefit of $160,000 which has been fully offset by an equal contravaluation allowance, as elected by management, due to uncertainties of generating taxable income in the near future. The Company's corporate tax returns are currently pending for years ended June 30, 2002 and 2003. Management does not estimate a material tax liability as a result of net operating losses for these years.

Note 3 – Net Capital Requirement

The Company is subject to net capital rule 15c3-1 of the Securities and Exchange Commission. On June 30, 2004, the Company had net capital of $73,425, which exceeded requirements of $25,000 by $48,425. The Company's capital rate was 5% versus the maximum allowable of 1500%.

Note 4 – Legal Matters

The Company is a defendant in an arbitration as described below:

(a) Customer claims unauthorized activity occurred in his account at various firms by individuals in those firms from September 1998 through June 2000, that his account was transferred without his authorization to Windham Securities, Inc. in June 2000, and that unauthorized activity occurred in his account at Windham in July 2000. An arbitration commenced before the NASD in June 2002, seeking damages exceeding $10,000,000 in the aggregate from the various firms.

The Company's counsel and management believe that the Company has meritorious defenses. However, since the claim is in the discovery stage and the ultimate outcome cannot be presently determined, no provision for any liability that may result upon adjudication has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in this matter will change in the near term.

Note 5 – Commitment

The Company occupies office space under an annual lease expiring November 30, 2004. Rent is $21,600 annually.

Note 6 – Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker-dealers on a fully-disclosed basis.

WINDHAM SECURITES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Corporation and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition as of June 30, 2004, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

WINDHAM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
JUNE 30, 2004

Total stockholder's equity	$	73,425
Deduct: Nonallowable assets		-
Net Capital		73,425
Less: Minimum net capital requirements		25,000
Capital in excess of all requirements	$	48,425

Capital ratio (maximum allowance 1500%)

Aggregate indebtedness*	$	3,580	= 5%
Divided by: Net capital	$	73,425	

* Aggregate indebtedness

Accounts payable and accrued expenses	$	3,580

Net Capital per FOCUS report	$	75,925
Increase in accounts payable		(2,500)
Audited net capital	$	73,425

Heather Moore, CPA
2178 Historic Decatur Rd #33
San Diego, CA 92106

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Officers of
Windham Securities, Inc.
7215 Charmant Dr #924
San Diego, CA 92122

In planning and performing my audit of the financial statements and supplementary information of Windham Securities, Inc. (the "Company") for the year ended June, 30, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. Generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Heather Moore, CPA
2178 Historic Decatur Rd #33
San Diego, CA 92106

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such understanding and on my study, I believe that the Company's practices and procedures were adequate at June, 30 2004, except for the period between August 7, 2003 and November 6, 2003 which were subsequently corrected by management, to meet the SEC objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heather Moore, CPA

Heather Moore, CPA

San Diego, CA
August 24, 2004